SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 25, 2003

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.

CNPJ Corporate Taxpayer Identification 02.570.688/0001-70

Board of Trade NIRE 53.3.0000581-8

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL
SHAREHOLDERS’ MEETING
Held on April 23, 2003.

(Drawn up as a summary, as pursuant to the authorization set forth in the 1st paragraph of
Article 130 of Law 6,404/76)

1) Date, time and place: On the 23rd (twenty-third) day of the month of April of 2003, at 11:00 a.m., at the head office of Brasil Telecom Participações S.A. (“Company”), in the city of Brasília – Federal District, at SIA SUL – ASP - Lote D, Bloco B, parte. 2) Summons: Notice published under the terms of article 124 of Law 6,404/76, in the Gazeta Mercantil, Correio Braziliense and Valor Econômico newspapers and the Federal Official Journal (Diário Oficial da União), in the editions issued on April 08, 09 and 10 of 2003. As pursuant to Art. 131, sole paragraph of Law 6,404/76, of December 15, 1976, the Ordinary and the Extraordinary General Shareholders’ Meeting were held cumulatively. 3) Roll Call: The shareholders who represent the quorum required for the approval of the matters set forth in the order of the day, in accordance with the records and signatures contained in the Shareholders’ Roll Call Book. Representative of the Company Mr. Antonio Amaro Ribeiro de Oliveira e Silva. Representative of the Fiscal Board, Mr Gilberto Braga. Representative of the Independent Auditors, Mr. Manuel Fernandes Rodrigues de Souza. 4) Board: At the opening of the meeting, Mr. Alexandre Hildebrand Garcia assumed his role as chairman of the meeting, as set forth in art. 16 of the Bylaws of the Company, and he invited Mr. Antonio Amaro Ribeiro de Oliveira e Silva to act as secretary for the matters of the meeting. 5) Order of the Day: Firstly, the Chairman requested the Secretary to proceed with the reading of the Order of the Day, as follows ORDINARY SHAREHOLDERS’ MEETING: 1. Take the Accounts of the Administrators, examine, discuss and vote on the Financial Statements and the Management Report, relative to the fiscal year ended on December 31, 2002; 2. Deliberate over the Allocation of the Net Profit of the Year and the Distribution of Dividends and Interest on Shareholders’ Equity, as well as deliberate over the profit reserves; 3. Elect the members and the alternate members of the Fiscal Board; and 4. Elect the members and the alternate members of the Board of Directors to complement the mandate. EXTRAORDINARY SHAREHOLDERS’ MEETING: 1. Set the global remuneration of the Administrators and of the members of Fiscal Board; and 2. Amend article 5 of the Corporate Bylaw, to reflect the new amount of the Capital Stock and the number of shares of the Company, as a result o f the capital increase approved in 2003. 6) Deliberations: In reference to the subject matter of the Agenda placed into discussion, the shareholders deliberated the following: ORDINARY SHAREHOLDERS’ MEETING: 1. Based on the Opinion of the Independent Auditors and on the Opinion of the Fiscal Board, the shareholders deliberated, with unanimity of the votes given and with the abstention of the shareholders represented by Mr. André Carvalho Teixeira, Mr. Cristiano de M. Souza and Mr. Flávio de Haro Sanches, to approve the Financial Statements and the Management Report referent to the year ended on 12/31/2002, published on March 21, 2003, in Gazeta Mercantil, Correio Braziliense and Valor Econômico newspapers and in the Federal Official Journal (Diário Oficial da União); 2. As pursuant to the Proposal of the Board in relation to the allocation of the Net Profit of the

Year, realization of the Profit Reserves, constitution of the Legal Reserve and the Distribution of Dividends and Interest on Shareholders’ Equity, referent to the year of 2002, as well as the allocation of the Profit Reserves, the shareholders, with unanimity of the votes given and with the abstention of the shareholders represented by Mr. André Carvalho Teixeira, Mr. Cristiano de M. Souza and Mr. Flávio de Haro Sanches, fully approved the proposal presented, including the attribution of the interest on shareholders’ equity to the dividends, as pursuant to art. 202 of Law 6,404/76. The amount of the dividends/interest on shareholders’ equity attributed to the common shares is R$ 72,561,729.89 (seventy-two million, five hundred and sixty-one thousand, seven hundred and twenty-nine reais and eighty-nine centavos) and to the preferred shares is R$ 121,170,064.11 (one hundred and twenty-one million, one hundred and seventy thousand and sixty-four reais and eleven centavos). The dividends approved herein shall be paid within the timeframe established in § 3rd of article 205 of Law 6,404/76. In addition to the above item, the shareholders also approved the withholding of the remaining balance of the adjusted net profit worth R$ 557,300,381.98 (five hundred and fifty-seven million, three hundred thousand, three hundred and eighty-one reais and ninety-eight centavos) for it to remain in the retained earnings account to fund the investment program of the Company. Thereafter, the shareholders approved the Capital Budget Proposal for the Year of 2003, at a minimum amount of R$ 557,300,381.98 (five hundred and fifty-seven million, three hundred thousand, three hundred and eighty-one reais and ninety-eight centavos). 3. The shareholders, with unanimity of the votes given and with the abstention of the shareholders represented by Mr. André Carvalho Teixeira, Mr. Cristiano de M. Souza and Mr. Flávio de Haro Sanches and of the shareholder Petros, that presented a separate protest which will be filed in the Company’s head office, decided to elect as effective members and alternate members of the Fiscal Board, with a mandate which extends up to the Ordinary Shareholder Meeting of 2004, Mr. Luiz Otavio Nunes West, Brazilian, married, accountant, holder of RG Identity Registration 1.178.095, expedited by SSP-BA, registered under CPF/MF Individual Taxpayers’ Registry 146.745.485-00, residing and domiciled in the City of Rio de Janeiro, Rio de Janeiro state, with office at Av. Presidente Wilson, nº 231/ 28º andar (parte), as title member; and Mr. Augusto Cezar Calazans Lopes, Brazilian, married, accountant, holder of RG Identity Registration 09752473-0, expedited by SSP-BA, registered under CPF/MF Individual Taxpayers’ Registry 042.980.307-92, residing and domiciled in the city and state of Rio de Janeiro, with office at Av. Presidente Wilson, 231/ 28º andar (parte), as respective alternate; Mr. Gilberto Braga, Brazilian, married, economist, holder of RG Identity Registration 04722037-1, issued by IFP/RJ and registered under CPF/MF Individual Taxpayers’ Registry no. 595.468.247-04, residing and domiciled in the city of Rio de Janeiro, Rio de Janeiro state, with office at Av. Presidente Wilson, nº 231/ 28º andar (parte), as title member; and Ms. Daniela Maluf Pfeiffer, Brazilian, divorced, business administrator, holder of RG Identity Registration no. 08046911-7, expedited by IFP/RJ, registered under CPF/MF Individual Taxpayers’ Registry no. 018.613.777-03, residing and domiciled in the city and state of Rio de Janeiro, with office at Av. Presidente Wilson, nº 231/ 28º andar (parte), as respective alternate; and Mr. José Rubem Marques Costa, Brazilian, married, lawyer, holder of RG Identity Registration 6658 – OAB – BA, registered under CPF/MF Individual Taxpayers’ Registry 114.584.035-91, residing and domiciled in the city of Salvador, Bahia State, at Rua Ezequiel Pondé, 162, Apto. 11, as respective alternate; Mr. Luiz Fernando Cavalcantti Trocoli, Brazilian, married, civil engineer, holder of RG Identity Registration 921055-56, expedited by SSP-BA, registered under CPF/MF Individual Taxpayers’ Registry 114.415.695-53, residing and domiciled in the city of Salvador, Bahia state, at Rua Engenheiro Adhemar Fontes, n° 254/501, Edifício Puerto Month – Pituba, as title member; and Mr.  Estácio de Sá, Brazilian, divorced, business administrator, holder of RG Identity Registration 2971257-29, expedited by SSP/BA and registered under CPF/MF Individual Taxpayers’ Registry 400.251.605-91, residing and domiciled in the city and state of São Paulo, at Av. Brigadeiro Faria Lima, nº 2.179/1º andar (parte), Jardim Paulistano, as respective alternate. The Chairman granted to the preferred shareholders, in their totality, with no voting rights, the right to elect, through separate vote, an effective member and respective alternate, as set forth in the terms of article 161, paragraph 4, “a”, of Law 6,404/76, with the abstention of the shareholder Solpart Participações S.A. and the remaining shareholders present at the Meeting and holders of common shares, from voting in relation to this matter. In the manner mentioned in the legal device, the titleholders of preferred shares with no voting right, with the abstention of the shareholder represented by Mr. Flávio de Haro Sanches, and chose as title member Mr. Egon Handel, Brazilian, legally separated, accountant, CPF/MF Individual Taxpayers’ Registry 029.279.850/49, holder of RG Identity Registration 10036519-97, expedited by SSP-RS, residing and domiciled in the city of Porto Alegre, Rio Grande do Sul state, with office in the city of Porto Alegre, at Rua dos Andradas, 81, 1534; and as respective alternate, Mr. Vanderlei Dominguez da Rosa, Brazilian, single, accountant, holder of RG Identity Registration 302642036-8, expedited by SSP-RS, registered under CPF/MF Individual Taxpayers’ Registry 422.881.180-91, residing and domiciled in the city of Porto Alegre, Rio Grande do Sul state, with office in the city of Porto Alegre, at Rua dos Andradas, 81, 1534. The preferred shareholders acknowledge that the election of the title member of the Fiscal Board and its alternate was performed without the participation of the controlling shareholder, whether directly or indirectly. The minority common shareholders did not elect their representative for the Fiscal Board. 4. The shareholders decided, with unanimity of the votes given and with the abstention of the shareholder Petros and of the shareholders represented by Mr. André Carvalho Teixeira, Mr. Cristiano de M. Souza and Mr. Flávio de Haro Sanches, to elect title and alternate members for the Board of Directors, to complement the mandate, under the terms of article 150 of Law 6,404/76. The following were chosen as effective member, Mr. Carlos Bernardo Torres Rodenburg, Brazilian, divorced, business administrator, holder of RG Identity Registration no. 921058 SSP/BA, registered under CPF/MF Individual Taxpayers’ Registry no. 101.087.425-04, residing and domiciled in the city and state of São Paulo, with office at Av. Brigadeiro Faria Lima, nº 2.179, 1º andar (parte), and as his alternate, Ms. Daniela Maluf Pfeiffer, Brazilian, divorced, business administrator, holder of RG Identity Registration no. 08046911-7 expedited by IFP/RJ and registered under CPF/MF Individual Taxpayers’ Registry no. 018.613.777-03, residing and domiciled in the city and state of Rio de Janeiro, with office at Av. Presidente Wilson, nº 231/28º andar (parte); as title member, Mr. Lênin Florentino de Faria, Brazilian, separated, banker, holder of RG Identity Registration no. 462488, expedited by SSP/ PB, registered under CPF/MF Individual Taxpayers’ Registry no. 203.561.374-49, residing and domiciled in the city of Rio de Janeiro, Rio de Janeiro state, with office at Praia de Botafogo, 501, 4º andar, having as alternate Mr. Ricardo Guaranys de Oliveira Castro, Brazilian, single, banker, holder of RG Identity Registration 2964460, expedited by IFP/RJ and registered under CPF/MF Individual Taxpayers’ Registry 346.423.587-49, residing and domiciled in the city of Rio de Janeiro, Rio de Janeiro state, at Rua Visconde de Santa Isabel, nº 151, apt. 102; as alternate member of memebr Mr. Arthur Joaquim de Carvalho, Mr. Rodrigo Bhering Andrade, Brazilian, married, attorney, holder of Identity Registration 7.781, expedited by OAB (Brazilian Bar Association)/DF, registered under CPF/MF Individual Taxpayers’ Registry 116.834.368-22, residing and domiciled in the city and state of São Paulo, with office at Av. Brigadeiro Faria Lima, nº 2.179, 1º andar (parte). The Board members elected herein clearly declare, in accordance with the terms of art. 35, II, of Law 8,934/94, not to be liable for any of the crimes predicted by law and which may prevent them, in any way, from carrying out any financial activity. EXTRAORDINARY SHAREHOLDERS’ MEETING: 1. The shareholders decided, with unanimity of the votes given and with the abstention of the shareholder Petros and of the shareholders represented by Mr. André Carvalho Teixeira, Mr. Cristiano de M. Souza and Mr. Flávio de Haro Sanches, to approve, under the terms of art. 152 of Law 6,404/76, the net global remuneration of the Administrators worth R$ 7.000.000,00 (seven million reais), in accordance with the following criteria: i) the global amount includes benefits, allowance for expenses and Management Bonus ii) the global amount excludes labor charges and stock Option Plan; iii) the individual remuneration of the Fiscal Board’s members shall be set by the Management of the Company at, at least, 10% (ten percent) of the one that, on average, is attributed to the Statutory Officers of the Company, not calculating benefits, representation fees and profit sharing. 2. The shareholders decided, with unanimity of the votes given and with the abstention of the shareholders represented by Mr.  André Carvalho Teixeira, Mr. Cristiano de M. Souza and Mr. Flávio de Haro Sanches, to amend article 5 of the Company’s Bylaws to reflect the amount of Capital Stock of the Company as a result of the capital increases approved in 2003, to read as follows: “Art. 5 - The subscribed capital stock, totally paid off, is R$ 2,544,432,313.67 (two billion, five hundred and forty-four million, four hundred and thirty-two thousand, three hundred and thirteen reais and sixty-seven centavos), represented by 356,701,876,086 (three hundred and fifty-six billion, seven hundred and one million, eight hundred and seventy-six thousand, eighty-six) shares, being 134,031,688,203 (one hundred and thirty-four billion, thirty-one million, six hundred and eighty-eight thousand, two hundred and three) common shares and 222,670,187,883 (two hundred and twenty-two billion, six hundred and seventy million, one hundred and eighty-seven thousand, eight hundred and eighty-three) preferred shares, all nominative shares, at no par value.” All the shareholders present authorized the Management of the Company to carry out all the legal and corporate acts for the implementation and consolidation of the Bylaw in order to reflect the deliberation herein. 7) Adjournment: With nothing more to discuss, the meeting was adjourned for the drawing up of the minutes herein. The minutes were read, approved by the shareholders that constituted the quorum required for the approval of the above-mentioned deliberations, which were signed by the members of the board, as specified in article 130 of Law 6,404/76. The publication of the foregoing minutes with the omission of the signatures of the shareholders was authorized.

Brasília, Brazil, April 23, 2003.

(Original version in Portuguese signed)
Chairman	Secretary
Presences:
SOLPART PARTICIPAÇÕES S.A	KENNETH GERALD CLARK JUNIOR
Representative: Apoena de Miranda Joels	Representative: Flávio de Haro Sanches
CRISTIANO DE MESQUITA SOUZA	BNDES PARTICIPAÇÕES S.A. – BNDESPAR
DYNAMO COUGAR FMIA	Representative: André Carvalho Teixeira
DYNAMO PUMA FMIA
LÚMINA FUNDO DE INVESTIMENTO EM AÇÕES
LÚMINA II FIA
Representative: Cristiano de Mesquita Souza

CAPITAL GUARDIAN EM MKTSRETRIC EQ FUND FOU T E T	F&C LATIN AMERICAN EQUITY FUND
CAPITAL GUARDIAN EM MKTS EQUITY MASTER FUND	F&C EMERGING MARKETS EX PACIFIC-ASIA EQUITY FUND
KODAK RETIREMENT INCOME PLAN	ONTARIO TEACHERS PENSION PLAN BOARD
GLOBAL ADVANTAGE FUNDS - EMERGING MARKETS FUND	SSGA EMERGING MARKETS FUND
STATE STREET EMERGING MARKETS	CAPITAL INTERNATIONAL EMERGING MARKETS FUND
DG BANK LUXEMBUOURG REFERENCE PRO FONDS EM MKTS	EMERGING MARKETS TRUST
THE BRAZIL MSCI EM MKTS INDEX COMMON TRUST FUND	DAILY ACTIVE EMERGING MARKETS SECURITIES LEND CO
IBM TAX DEFERRED SAVINGS PLAN	TRUST FUND
THE CALIFORNIA STATE TEACHERS RET SYSTEM	PHILIPS ELECTRONICS NA CORP MASTER RET TRUST
THE ROCKFELLER FOUNDATION MLC LIMITED	S ST AUS LTD T F NCTI LEASE CAP I E M SH TRUST
Representative: George Washington T. Marcelino	Representative: George Washington T. Marcelino

PETROS - FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL	GILBERTO BRAGA
Representative: Fernando Guilhon de Castro	Member of the Fiscal Board

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Traded Company	Publicly Traded Company
Corporate Taxpayer Registration	Corporate Taxpayer Registration
76.535.764/0001-43	02.570.688/0001-70
NIRE 53 3 0000622 9	NIRE 53 3 0000581 8

MATERIAL FACT

In compliance with the dispositions of the fourth paragraph, article 157, of Law 6,404/76 and CVM Instruction 358/02, Brasil Telecom Participações S.A. (“Brasil Telecom Participações”) and Brasil Telecom S.A. (“Brasil Telecom”) publicly announce that on April 24, 2003 they were informed of the proposal sent by CVC/Opportunity Equity Partners Administradora de Recursos Ltda. to the Caixa de Previdência dos Funcionários do Banco do Brasil – Previ to exchange indirect participations in Telemar Participações S.A., and, of the foundation, in Brasil Telecom Participações, Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A. The implementation of the proposal is conditioned upon the evaluation of the assets involved - including the calculation of any needed adjustment, the applicable contracts, the pertinent legislation in effect, as well as obtaining the required authorizations.

Brasília, April 24, 2003.

Carla Cico	Paulo Pedrão Rio Branco
CEO and Investor Relations Officer	Investor Relations Officer
Brasil Telecom S.A.	Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 25, 2003

BRASIL TELECOM PARTICIPAÇÕES S.A.

By: /s/ PAULO PEDRÃO RIO BRANCO
Name: Paulo Pedrão Rio Branco
Title: Financial Executive Officer